SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

000-33485

(Commission File Number)

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

4860 Cox Road, Suite 300

Glen Allen, Virginia 23060

(804) 967-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)(i)	☒ Rule 12h-3(b)(1)(i)
☐ Rule 12g-4(a)(1)(ii)	☐ Rule 12h-3(b)(1)(ii)
☐ Rule 12g-4(a)(2)(i)	☐ Rule 12h-3(b)(2)(i)
☐ Rule 12g-4(a)(2)(ii)	☐ Rule 12h-3(b)(2)(ii)
☒ Rule 15d-6

None*

(Approximate number of holders of record as of the certification or notice date)

* All of the securities described above were cancelled in connection with the merger (the “Merger”) of Saxon Merger Corporation, a Delaware corporation (“SMC”), with and into the Registrant pursuant to an Agreement and Plan of Merger, dated as of July 12, 2004, among the Registrant, SMC, Saxon REIT, Inc. (now renamed “Saxon Capital, Inc.”) and Saxon Capital Holdings, Inc., which Merger was consummated on September 24, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Saxon REIT, Inc. (now renamed “Saxon Capital, Inc.”), as the successor issuer to the Registrant pursuant to the Merger, has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 24, 2004	SAXON CAPITAL, INC. (f/k/a Saxon REIT, Inc.)

	By:	/s/ Robert B. Eastep
Robert B. Eastep
	Title:	Executive Vice President and Chief Financial Officer